SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

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NEWS RELEASE

Contacts:

AMD

Mike Haase, Investor Relations

(408) 749-3124

mike.haase@amd.com

Dave Kroll, Public Relations

(408) 749-3310

dave.kroll@amd.com

ATI

Zev Korman, Investor Relations

(905) 882-2600 x3670

zev@ati.com

Dave Erskine, Public Relations

(905) 882-2600 x8477

derskine@ati.com

AMD’S PROPOSED ACQUISITION OF ATI RECEIVES APPROVAL

UNDER INVESTMENT CANADA ACT

SUNNYVALE, CALIF. and MARKHAM, ONTARIO – Oct. 13, 2006 – Advanced Micro Devices, Inc. (NYSE: AMD) and ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that the proposed acquisition of ATI by AMD has been approved by the Minister of Industry under the Investment Canada Act, satisfying one of the conditions to the closing of the acquisition.

“We are confident that our plans for the combination of AMD and ATI will deliver world-class customer-centric solutions and will benefit Canada and its future role in the technology industry,” said AMD Chairman and CEO Hector Ruiz. “We look forward to the successful completion of the transaction that will generate new opportunities for both companies, the employees and the communities in which we operate.”

The proposed acquisition, announced on July 24, 2006, still remains subject to the approval of ATI shareholders, court approval of the plan of arrangement and other customary closing conditions. Subject to satisfaction or waiver of these conditions, the transaction is expected to be completed during the week of October 23.

Demonstrating that the transaction will be a net benefit to Canada, AMD made several commitments to the Minister of Industry with respect to its Canadian operations, including:

•	Plans to expand research and development in Canada by committing to increase the number of employees in the R&D sector in Canada, increase total expenditures on research and development in Canada when compared to

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ATI’s expenditures in this area in the prior years, and increase the number of student co-op positions that will be available to Canadian students at its operations in Canada;

•	Nominating a Canadian for election to AMD’s board of directors over the next five years, highlighting the importance that Canada will play in the ongoing operations of the combined AMD-ATI entity; and

•	Plans for a global mandate for the current ATI consumer business unit, which will continue to be based in Markham, Canada. The current head of this unit, a Canadian citizen, is expected to continue in this leadership role.

About AMD

Advanced Micro Devices (NYSE: AMD) is a leading global provider of innovative microprocessor solutions for computing, communications and consumer electronics markets. Founded in 1969, AMD is dedicated to delivering superior computing solutions based on customer needs that empower users worldwide. For more information visit www.amd.com.

About ATI

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.2 billion, ATI has approximately 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Safe Harbor Statement

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are commonly identified by words such as “proposed,” “may,” “expected,” and other terms with similar meaning. Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of this release and involve risks and uncertainties that could cause actual results of AMD, ATI or the combined company to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current

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expectations include, without limitation, the following: failure to obtain approval of ATI shareholders or the court of the Plan of Arrangement; actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the transaction to be delayed or not completed; revenue, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected; the transaction may not be accretive as expected; AMD or the combined company may not achieve any year-end or longer-term targeted gross margins, research and development expenses, selling, general or administrative expenses, operating margins, capital structure or debt-to-capitalization ratio; AMD or the combined company may require additional capital and may not be able to raise sufficient capital, on favorable terms or at all; delays associated with integrating the companies, including employees and operations, after the transaction is completed; the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined company’s assets and earnings; unexpected variations in market growth and demand for the combined company’s products and technologies; rapid and frequent technology changes in the computing and consumer electronics segments; potential constraints on the ability to develop, launch and ramp new products on a timely basis; research and development costs associated with the development of new products and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the management information circular that was mailed to ATI’s shareholders and in AMD and ATI’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the section entitled “Risk Factors” in AMD’ s Form 10-Q for the fiscal quarter ended July 2, 2006 and the section entitled “Risks and Uncertainties” in Exhibit 1 to ATI’s Form 40-F for the fiscal year ended August 31, 2005. Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in ATI’s 2005 Annual Information Form and the Risks and Uncertainties section of ATI’s annual MD&A on page 30 of ATI’s 2005 Annual report filed on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

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Additional Information

In connection with the proposed transaction, ATI has filed a management information circular with the Canadian securities regulatory authorities. Investors and security holders are urged to read the management information circular because it contains important information about AMD, ATI and the transaction. Investors and security holders may obtain the management information circular free of charge on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at http://www.sedar.com.

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:

Dave Erskine, Corporate PR

905-882-2600 ext. 8477 or derskine@ati.com

ATI Shareholders Approve Acquisition by AMD

MARKHAM, Ontario – October 13, 2006 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) shareholders voted overwhelmingly today to approve the proposed acquisition of all outstanding common shares of ATI by an indirect, wholly-owned subsidiary of Advanced Micro Devices, Inc. (AMD). More than 99 per cent of the votes cast by shareholders were in favor of the transaction. No ATI shareholders have exercised rights of dissent in connection with the proposed acquisition.

ATI will seek final court approval for the arrangement at a hearing on October 17, 2006. The transaction is expected to be completed during the week of October 23, 2006.

Important Information Regarding Forward-looking Statements

Forward-looking statements in this news release are based on assumptions made by and information currently available to ATI. Investors are cautioned that these forward-looking statements may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to, ATI’s ability to close the transaction in the time period anticipated, if at all, which is dependent upon ATI’s ability to receive the required regulatory approvals, and to comply with the closing conditions of the transaction, some of which are beyond ATI’s control. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2005 Annual Information Form and 2005 Annual Report filed on SEDAR at http://www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.22 billion, ATI has more than 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

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Additional Information

Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at http://www.sedar.com.

Copyright 2006 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. For media or industry analyst support, visit our Web site at http://www.ati.com

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

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ATI TECHNOLOGIES INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of ATI Technologies Inc. (the “Company”) held on October 13, 2006. The matters set out below are described in greater detail in the Notice of Special Meeting and Management Information Circular dated September 13, 2006 (the “Circular”).

The following matter was put to a vote by ballot:

Description of Matter

Special resolution approving the arrangement under section 192 of the Canada Business Corporations Act involving the Company, Advanced Micro Devices, Inc. and 1252986 Alberta ULC in the form attached as Appendix A to the Circular.

Outcome of Vote

Total Votes		Percentage of Votes Cast
Votes For	168,142,804	99.72%
Votes Against	472,598	0.28%

Total Votes Cast	168,615,402	100%

DATED this 13th day of October, 2006.

ATI TECHNOLOGIES INC.

“Dean Blain”
Dean Blain
Corporate Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: October 16, 2006	By:	/s/ Richard Brait
	Name:	Richard Brait
	Title:	General Counsel

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